UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 30, 2025, Rezolve AI plc (the “Company”) filed with the Securities and Exchange Commission a prospectus supplement (the “Prospectus Supplement”) to its prospectus dated May 9, 2025 (File No. 333-282004) (as supplemented, the “Prospectus”) relating to the selling securityholders table in the Prospectus to reflect, among other things, the transfer by Cohen & Company Financial Management LLC (“Cohen”) of 5,000,000 ordinary shares, par value £0.0001 (“Ordinary Shares”), issuable to, and registered for resale in favor of, Cohen to J.V.B. Financial Group, LLC (“JVB”).

In connection with the filing of the Prospectus Supplement, the Company is filing an opinion of its counsel, Taylor Wessing LLP, regarding the legality of the issuable Ordinary Shares transferred by Cohen to JVB, which opinion is attached as Exhibit 5.1 to this Current Report on Form 6-K and incorporated herein by reference.

Exhibit No.	Description
5.1	Opinion of Taylor Wessing LLP.
23.1	Consent of Taylor Wessing LLP (included in its opinion filed as Exhibit 5.1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 30, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman